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December 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn:	Kate Tillan

Rolf Sundwall

Re:	Bitfarms Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2023

Filed March 7, 2024

File No. 001-40370

SEC Staff letter dated November 21, 2024

Dear Ms. Tillan and Mr. Sundwall,

On behalf of Bitfarms Ltd. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2024 (the “Comment Letter”) with respect to the above-referenced Form 40-F for the fiscal year ended December 31, 2023 (the “2023 40-F”) filed with the Commission on March 7, 2024.

Securities and Exchange Commission

December 6, 2024

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company. Capitalized terms used but not defined herein have the meanings given to them in the 2023 40-F. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the 2023 40-F.

In addition, as noted in further detail below, the following appendix is included with this response to the information requested in the Comment Letter:

●	Appendix A – Proposed draft excerpts of the Company’s applicable material accounting policy information to be included in future filings with the Commission where a detailed description of the Company’s accounting policies is included.

Form 40-F for the Fiscal Year Ended December 31, 2023

Consolidated Statements of Cash Flows, page F-7

1.	We acknowledge your response to prior comment 2. As previously requested, and consistent with the requirements of IAS 7.16(b), please revise to classify the proceeds from sales of your digital assets classified as intangible assets within investing activities.

The Company respectfully acknowledges the Staff’s comment and confirms it will revise the Consolidated Statements of Cash Flows in the 2023 40-F to classify proceeds from sales of digital assets that are classified as intangible assets to investing activities. The Company will also amend its Management Discussion and Analysis, and file an amended and restated 2023 40-F. The Company will also revise its unaudited interim condensed consolidated financial statements (and interim MD&A) for the three and nine months ended September 30, 2024, previously furnished on Form 6-K.

Note 3. Basis of Presentation and Material Accounting Policy Information

Revenue Recognition, page F-12

2.	In your response to the second bullet of prior comment 3, you told us that you decide when to provide services to the mining pool operator. In order to provide a more fulsome description of your accounting policy related to mining revenue, we continue to believe your disclosure should include an explanation that your enforceable right to compensation begins when, and continues as long as, you provide services, and you decide when to provide services under the contracts. Please revise your disclosure in future filings accordingly or further explain to us how your current disclosure includes that information.

The Company respectfully acknowledges the Staff’s comments and will further clarify the disclosure in its future filings with the Commission where a detailed description of its accounting policies is included. The revised disclosure will specify that the Company’s enforceable right to compensation begins when, and continues as long as, the Company provides services, and the Company decides when to provide services under the contracts. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized as of the date of this response letter.

* * * * *

Securities and Exchange Commission

December 6, 2024

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Jeffrey Lucas, Chief Financial Officer, Bitfarms Ltd.

Securities and Exchange Commission

December 6, 2024

Appendix A

Proposed draft excerpts of the Company’s applicable material accounting policy information to be included in future filings with the Commission where a detailed description of the Company’s accounting policies is included.

Cumulative changes from the disclosure in the financial statements for the year ended December 31, 2023 are reflected in red below, with the changes resulting from the most staff’s most recent comment letter reflected in bold.

Revenue recognition

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

Revenues from sale of computational power used for hashing calculations

The Company has entered into arrangements with a Mining pool operator, which is the Company’s customer, and has undertaken the single performance obligation of providing a service to perform hash calculations for ~~computing power used for hashing calculations to~~ the Mining pool operator, which is an output of the Company’s ordinary business activities, in exchange for noncash consideration in the form of ~~cryptocurrency~~Bitcoin, which is variable consideration. The Bitcoin~~cryptocurrency~~ earnings are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company’s provided computing power used for hashing calculations allocated to the Mining pool, assessed over a 24-hour period, and distributed daily based on the FPPS methodology. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power used for hashing calculations at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power used for hashing calculations are no longer constrained at 23:59:59 UTC regardless of the timing of the BTC received. The amount earned is calculated based on the Company’s computing power used for hashing calculations provided to the Mining pool and the estimated (i) block subsidies and (ii) daily average transaction fees which the Mining Pool expects to earn, less (iii) a Mining pool discount.

(i) Block subsidies refers to the block reward that are expected to be generated on the BTC network as a whole. The fee earned by the Company is first calculated by dividing (a) the total amount of hashrate the Company provides to the Mining pool operator, by (b) the total BTC network’s implied hashrate (as determined by the BTC network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the BTC network as a whole.

(ii) Transaction fees refers to the total fees paid by users of the network to execute transactions. The fee paid out by the Mining pool operator to the Company is further calculated by dividing (a) the total amount of transaction fees that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest transactions per block, by (b) the total amount of block subsidies that are actually generated on the BTC network as a whole, multiplied by (c) the Company’s fee earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

Securities and Exchange Commission

December 6, 2024

(iii) Mining pool discount refers to the discount applied to the total FPPS payout otherwise attributed to computing power service providers for their sale of computing power used for hashing calculations as defined in the rate schedule of the agreement with the Mining pool operator.

The Company is entitled to the fee from the Mining Pool as calculated above regardless of the actual performance of the Mining Pool operator. Therefore, even if the Mining Pool does not successfully add any block to the blockchain in a given contract period, the fee remains payable by the Mining Pool to the Company. Accordingly, the Company is not sharing in the earnings of the Mining pool operator. The Company’s enforceable right to compensation begins when, and continues as long as, the Company provides its services to the Mining pool operator, and the Company decides when to provide these services under the contracts.

The Company’s agreements with the Mining pool operator provide the Mining pool operator and the Company with the enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the Mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout the day. The Company has also determined that the Mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates.

The Bitcoin~~cryptocurrency~~ earned is received in full and can be paid in fractions of Bitcoin~~cryptocurrency~~. Revenues from providing a service to perform hash calculations for the Mining pool operator ~~cryptocurrency computational power used for hashing calculations~~ are recognized upon delivery of the service, i.e., when the Mining pool operator obtains control of the hash calculations, over a 24-hour period~~, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power used for hashing calculations and the contract inception date~~. The Company updates the estimated transaction price of the non-cash consideration received at its fair market value. Management estimates fair value daily based on the quantity of Bitcoin~~cryptocurrency~~  received multiplied by the price quoted from Coinbase Inc. (“Coinbase”) on the day it was received. Management considers the prices quoted on Coinbase to be a level 1 input under IFRS 13, Fair Value Measurement.